Br20
5720

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-6463
Branch 18

SEC MAIL PROCESSING RECEIVED WASHINGTON DC

July 18, 2007

JUL 2 7 2007

SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Order** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
AUG 2 2 2007
THOMSON
FINANCIAL

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Ms. Sandra Gonzalez, SEC – Fort Worth

07060160

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-071807SEC.doc
071807 jc

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARATHY, et al., individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., a Corporation, et al.,

Defendants.

Case No. 06-cv-943-DRH
Consolidated with Case No. 06-cv-1008-DRH

ORDER

HERNDON, District Judge:

This matter is before the Court on the motion for remand to state court based on procedural defects in removal brought by Plaintiffs T.K. Parthasarathy, Edmund Woodbury, Stuart Allen Smith, and Sharon Smith (Doc. 9), Plaintiffs' motion for remand to state court for lack of federal subject matter jurisdiction (Doc. 23), the motion to dismiss brought by Defendants Artisan Funds, Inc., and Artisan Partners Limited Partnership (Doc. 16), the motion to dismiss brought by Defendants T. Rowe Price International Funds, Inc., T. Rowe Price International, Inc., AIM International Funds, Inc., and AIM Advisors, Inc. (Doc. 19), and Defendants' motion for oral argument on the foregoing motions (Doc. 32). On May 24, 2007, the Court stayed these proceedings pending resolution of appeals from orders granting remand entered in *Dudley v. Putnam Investment Funds*, Case No. 06-cv-940-GPM (S.D. Ill. filed Nov. 14, 2006), and *Potter v. Janus Investment Fund*, Case No. 06-cv-929-DRH, Case No. 06-cv-997-DRH (S.D. Ill. filed Nov. 13, 2006), and from an order of dismissal in *Spurgeon v. Pacific Life Insurance Co.*, Case No. 06-cv-983-MJR, Case

No. 06-cv-925-MJR (S.D. Ill. filed Nov. 28, 2006). *See Parthasarathy v. T. Rowe Price Int'l Funds, Inc.*, Nos. 06-cv-943-DRH, 06-cv-1008-DRH, 2007 WL 1532104 (S.D. Ill. May 24, 2007). Those appeals now have been resolved. *See In re Mutual Fund Market-Timing Litig.*, Nos. 07-1695, 07-2244, 07-2053, 07-2142, 2007 WL 2012390 (7th Cir. July 13, 2007). Accordingly, the stay is **LIFTED**. Having reviewed the record carefully, the Court concludes that oral argument will not be helpful in this matter, and therefore Defendants' motion for oral argument is **DENIED**. Plaintiffs' motion for remand based on lack of subject matter jurisdiction is **DENIED**. *See Potter v. Janus Inv. Fund*, 483 F. Supp. 2d 692, 695-703 (S.D. Ill. 2007). Plaintiffs' motion for remand based on procedural defects in removal is **GRANTED**. *See Dudley v. Putnam Inv. Funds*, 472 F. Supp. 2d 1102, 1107-13 (S.D. Ill. 2007). Pursuant to 28 U.S.C. § 1447(c) this matter is **REMANDED** to the Circuit Court of the Third Judicial Circuit, Madison County, Illinois, by reason of untimeliness of removal. Defendants' motions to dismiss are **DENIED as moot.**

IT IS SO ORDERED.

Signed this 17th day of July, 2007.

/s/ David RHerndon
United States District Judge

in *Kircher IV*. Just one removal is allowed per case, the court believed. See *Midlock v. Apple Vacations West, Inc.*, 406 F.3d 453 (7th Cir.2005). Successive and untimely removals are procedurally defective, and thus within the scope of § 1447(c), so § 1447(d) and the holding of *Kircher III* are fully applicable.

*2 Defendants reply that a motion to remand based on a defect in removal procedure must be filed within 30 days (a limit set by § 1447(c) itself), yet plaintiffs did not advance their reading of the word "order" before that time expired. A district court's failure to respect the 30-day limit is reviewable on appeal, see *In re Continental Casualty Co.*, 29 F.3d 292, 295 (7th Cir.1994), and it is on this ground that defendants maintain that we have appellate jurisdiction.

This line of argument misunderstands the relation between § 1447(c) and § 1446(b). The remands are not based on any reading of § 1446(b); they are based on a conclusion that notices of removal have come too late and too often. Plaintiffs did not exceed the 30 days allowed to seek remand, nor did the district court remand *sua sponte; Continental Casualty* therefore is irrelevant. Defendants invoked § 1446(b) in response to plaintiffs' motion; the district court held that § 1446(b) does not vindicate defendants' strategy. Such a holding does not invent an extra-statutory ground of remand; it just implements a statutory ground. Contrast *Benson v. SI Handling Systems, Inc.*, 188 F.3d 780 (7th Cir.1999). Plaintiffs' motions to remand did not need to anticipate and refute the defendants' potential response to the problems the motions identified.

Now it may be that Chief Judge Murphy misunderstands the meaning of the word "order" in § 1446(b) and that the removals were proper. But § 1447(d) blocks appellate inquiry into whether the district judge is mistaken. That's the holding of *Kircher III* and *Powerex*, among many other decisions. See, e.g., *Gravitt v. Southwestern Bell Telephone Co.*, 430 U.S. 723 (1977). Otherwise § 1447(d) would mean only that proper remands can't be reversed, and then it would have no effect at all. Thus "[a]ny remand order falling within the scope of § 1447(c) lies outside our jurisdiction, regardless of the correctness of the district court's reasoning." *Holmstrom v. Peterson*, No. 05-3670 (7th Cir. July 3, 2007), slip op. 12.

District Judge Reagan, who declined to remand *Spurgeon*, disagrees with Chief Judge Murphy's understanding of § 1446(b). See *Spurgeon v. Pacific Life Insurance Co.*, 2007 U.S. Dist. LEXIS 15663 (S.D.Ill. Mar. 7, 2007). Appellate review within the federal system to resolve this conflict is possible only when the district judge keeps the suit and rules on the merits.

The appeals in *Dudley* and *Potter* are dismissed for want of jurisdiction.

C.A.7 (Ill.),2007.
In re Mutual Fund Market-Timing Litigation
--- F.3d ----, 2007 WL 2012390 (C.A.7 (Ill.))

END OF DOCUMENT

END